


AiPEX5
AI Powered US Equity Index 5

Monthly Performance Report - July 2025

About AiPEX5

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex5.gbm.hsbc.com**
Bloomberg Ticker:	**None**
Geographical Focus:	**United States**
Launch Date:	**5/4/2020**
Index Type:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**None**
Index Fee:	**0.85% per year**

Index Performance: Historical & Simulated*

1 Month	0.26%
YTD	-1.09%
1Y	-1.40%
3Y	-0.95%
5Y	-2.11%
10Y	16.95%
10Y Annualized Volatility	4.95%
10Y Sharpe Ratio	0.00
Cumulative Return	90.96%

Top 10 Holdings: As of 7/31/2025

	Index Weight(%)	Sector
MICROSOFT CORP	6.3%	Technology Services
NVIDIA CORP	6.2%	Electronic Technology
APPLE INC	4.7%	Electronic Technology
JPMORGAN CHASE & CO	3.6%	Finance
AMAZON.COM INC	3.4%	Retail Trade
ELI LILLY & CO	3.0%	Health Technology
META PLATFORMS INC	2.7%	Technology Services
NETFLIX INC	2.3%	Technology Services
EXXON MOBIL CORP	2.1%	Energy Minerals
BROADCOM INC	2.1%	Electronic Technology
Total	**36.4%**	

Annual Index Performance: Historical & Simulated*

2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
-4.7%	10.1%	7.1%	-0.5%	4.0%	15.8%	4.8%	-0.5%	4.6%	14.0%	-2.1%	4.6%	2.7%	1.9%	-6.4%	0.8%	0.2%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 7/31/2025. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-277211
August 01, 2025



Monthly Performance Report - July 2025

Top 10 Sector Allocations



| | 0 | 10 | 20 |

Consumer Non-Durables
- Portfolio: 2.86%
- Solactive US Large & Mid Cap Index: 3.37%

Consumer Services
- Portfolio: 3.30%
- Solactive US Large & Mid Cap Index: 3.03%

Electronic Technology
- Portfolio: 22.61%
- Solactive US Large & Mid Cap Index: 21.83%

Energy Minerals
- Portfolio: 3.43%
- Solactive US Large & Mid Cap Index: 2.31%

Finance
- Portfolio: 14.06%
- Solactive US Large & Mid Cap Index: 15.19%

Health Technology
- Portfolio: 9.24%
- Solactive US Large & Mid Cap Index: 7.35%

Producer Manufacturing
- Portfolio: 3.22%
- Solactive US Large & Mid Cap Index: 3.66%

Retail Trade
- Portfolio: 8.54%
- Solactive US Large & Mid Cap Index: 7.81%

Technology Services
- Portfolio: 21.41%
- Solactive US Large & Mid Cap Index: 22.04%

Utilities
- Portfolio: 1.91%
- Solactive US Large & Mid Cap Index: 2.46%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Contributions to Return



| | 0 | 0.5 | 1 | 1.5 |

Consumer Non-Durables
- Portfolio: 0.07%
- Solactive US Large & Mid Cap Index: -0.09%

Consumer Services
- Portfolio: 0.0%
- Solactive US Large & Mid Cap Index: -0.08%

Electronic Technology
- Portfolio: 0.07%
- Solactive US Large & Mid Cap Index: 1.25%

Energy Minerals
- Portfolio: -0.05%
- Solactive US Large & Mid Cap Index: 0.07%

Finance
- Portfolio: 0.52%
- Solactive US Large & Mid Cap Index: 0.03%

Health Technology
- Portfolio: -0.01%
- Solactive US Large & Mid Cap Index: -0.03%

Producer Manufacturing
- Portfolio: 0.0%
- Solactive US Large & Mid Cap Index: 0.18%

Retail Trade
- Portfolio: 0.19%
- Solactive US Large & Mid Cap Index: 0.25%

Technology Services
- Portfolio: 0.21%
- Solactive US Large & Mid Cap Index: 0.78%

Utilities
- Portfolio: 0.08%
- Solactive US Large & Mid Cap Index: 0.12%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical & Simulated*

	As of 7/31/2025	3Y Average	5Y Average	10Y Average
Equity Portfolio	39.08%	27.79%	26.92%	32.49%
Cash	60.92%	72.21%	73.08%	67.51%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 7/31/2025. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

